June 29th, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.    20549




        RE:   Withdrawl of Form 10SB12G
              Xtreme Webworks, Inc.
              File Number:  000-30679

Ladies and Gentlemen:

       This firm is legal counsel for Xtreme Webworks, Inc.
On behalf of Xtreme Webworks, Inc. we hereby request that the subject registration statement filed on the EDGAR System under file number 000-30679 be withdrawn. Due to a change in the format of the financials, it would appear prudent to withdraw at this time before effectivness and refile. No securities were offered or sold under this registration statement.

Thank you for your assistance. If you have any questions concerning this matter, please do not hesitate to contact me.


                               Very Truly yours,


                               Adam U. Shaikh, Esq.